Exhibit 4.8

DIENSTVERTRAG	SERVICE CONTRACT

zwischen	between
Aeterna Zentaris GmbH, vertreten durch die Ge-sellschafterversammlung, Weismüllerstraße 45, 60314 Frankfurt am Main	Aeterna Zentaris GmbH, represented by its share-holders’ meeting, Weismüllerstraße 45, 60314 Frankfurt am Main

- nachstehend "Gesellschaft" genannt -	- hereinafter referred to as the “Com-pany”-

vertreten durch die Gesellschafterver-sammlung	represented by the shareholders’ meeting

Und	and
Herrn Dr. Richard Sach-se,[Adresse]	Dr. Richard Sachse, [Ad-dress]
- nachstehend "Dr. Sachse" -	- hereinafter "Dr. Sachse" -
DOCSMTL: 5406141/2

	Artikel 1 - Aufgabenbereich und Pflichten	Article 1 - Position and Scope of Duties
1.1
Herr Dr. Sachse mit beidseitiger Unterschrift unter diesen Vertrag mit Wirkung zum 1. Januar 2014 zum Senior Vice President und Chief Scientific Officer („CSO“) der Muttergesellschaft der Gesell-schaft, Aeterna Zentaris Inc, („AEZS Inc.“) sowie als Ge-schäftsführer der Gesellschaft be-stellt worden. Der Begriff „Grup-pe“ bedeutet im Rahmen dieses Dienstvertrages AEZS Inc. ge-meinsam mit sämtlichen Beteili-gungsgesellschaften, unter ande-rem auch der Gesellschaft. Mit die-sem Dienstvertrag wird ein Dienst-verhältnis zwischen den Parteien geschlossen. In seiner Funktion ist Dr. Sachse neben dem Vorsitzen-den der Geschäftsführung für die Leitung der Gesellschaft sowie - auf Verlangen der Gesellschafter - der Tochter- und Beteiligungsge-sellschaften verantwortlich. Er ver-tritt die Gesellschaft gemeinsam
1.1
Upon execution of this Service Contract and effective January 01, 2014 (the “Effective Date”), Dr. Sachse shall be appointed Senior Vice President and Chief Scientific Officer (“CSO”) of the Company´s parent company, Aeterna Zentaris Inc (“AEZS Inc.), as well as Managing Direc-tor of the Company. For the pur-poses of this Service Contract, the term “Group” refers to AEZS Inc. together with all of its sub-sidiaries, including, for greater certainty, the Company. By way of this contract, the parties enter into a service relationship. In his capacity as Managing Director, Dr. Sachse is, in addition to be-ing the chairman of the manag-ing board responsible for the management of the Company and - upon request of the share-holders - of certain other mem-bers of the Group. He represents mit einem anderen Geschäftsführer oder einem Prokuristen. In seiner Funktion als CSO berichtet Dr. Sachse an den Präsident und Chief Executive Officer der AEZS Inc oder eine andere Person, wie durch die Gesellschaft festgelegt.
.

the company together with a fur-ther Managing Director or the “Prokurist” (authorized signato-ry). In his CSO function, Dr. Sachse shall report directly to the President and Chief Executive Officer of AEZS Inc or to such other person or officer as may be designated from time to time by the Company.

1.2	Die Gesellschafter behalten sich das Recht vor, jederzeit weitere Geschäftsführer zu bestellen und/oder Dr. Sachse andere und/-oder weitere Tätigkeiten zuzuwei-sen oder Zuweisungen aufzuhe-ben.	1.2	The shareholders may, at any time, appoint additional mana-gers ("Geschäftsführer") and/or assign different and/or additional responsibilities to Dr. Sachse or cancel responsibilities.
1.3	Dr. Sachse wird seine Pflichten mit der Sorgfalt eines ordentlichen Kaufmanns nach Maßgabe der Be-stimmungen dieses Vertrages, des Gesellschaftsvertrages, der Ge-schäftsordnung , der allgemeinen Richtlinien und besonderen An-weisungen der Gesellschafter und der Gesetze erfüllen und dabei den Belangen der Gruppe in wirt-	1.3
Dr. Sachse shall perform his du-ties as Managing Director by ob-serving the diligence of a prudent businessman in accordance with the provisions of this Service Contract, the Company's Articles of Association, the Standing Or-ders for the Management Board, the general and specific directi-ves or instructions given by the

	schaftlicher, finanzieller und orga-nisatorischer Hinsicht Sorge tra-gen.		shareholders, and in accordance with the law. He will act in keep-ing with the economic, financial and organizational concerns of the Group.
1.4	Dr. Sachse nimmt die Rechte und Pflichten des Arbeitgebers im Sin-ne der arbeits- und sozialrechtli-chen Vorschriften wahr.	1.4	Dr. Sachse shall fulfil at all times the rights and obligations of an employer according to the appli-cable labour and social law.
1.5	Der Dienstsitz ist Frankfurt am Main Die Gesellschaft behält sich vor, Dr. Sachse auch andere seinen Kenntnissen und Fähig-keiten sowie seiner Vorbildung entsprechende und zumutbare Verantwortungen und Aufgaben zu übertragen und/oder ihn an einen anderen Arbeitsplatz oder Tätigkeitsort innerhalb der Ge-sellschaft oder der Gruppe zu versetzen. Dr. Sachse ist zu Dienstreisen und längerfristiger Tätigkeit bei Beteiligungsgesell-schaften in In- und Ausland be- reit.	1.5
The principal place of business shall be Frankfurt. The Company shall have the right to delegate additional responsibilities and duties to Dr. Sachse which corre-spond to his experience, skills and knowledge and to transfer his principle place of business within the Company or to other members of the Group. Dr. Sach-se understands and agrees that carrying out his duties and re-sponsibilities requires him to travel for business reasons and to work for a longer period of time at one of the Group´s locations abroad.

1.6	Dr. Sachse versichert, dass er weder einen Interessenkonflikt noch-	1.6	Dr. Sachse hereby attests and confirms that he has no conflicts

Verpflichtungen irgendwelcher Art gegenüber dritten Personen oder Gesellschaften hat, ein-schließlich früheren Arbeitgebern, welche nicht im Einklang mit die-sem Dienstvertrag und der Durch-führung seiner Pflichten unter diesem Dienstvertrag stehen.

of interests with or any obligation toward any person or entity, including former employers, that would be incompatible with this Service Contract and the perfor-mance of his duties as described in this Service Contract .

Artikel 2 Aufgaben	Article 2 Duties
Die Pflichten von Herrn Dr. Sachse gegenüber der Gesellschaft sowie der AEZS Inc. und anderen Mit-gliedern der Gruppe beinhalten die folgenden:	Dr. Sachse´s duties vis-a-vis the Com-pany, AEZS Inc. as well as all other members of the Group shall include the following: Performing all duties incident to the
Durchführung sämtlicher Pflichten, die mit der Funktion als Chief Scienti-fic Officer einhergehen und solche Aufgaben, wie sie von Zeit zu Zeit vom Chief Scientific Officer der Gruppe beschrieben werden kön-nen.
office of Chief Scientific Officer of the Group and such other duties as may be prescribed from time to time by the Chief Executive Officer of the Group.
Artikel 3 - Nebentätigkeiten	Article 3 - Other Activities
Dr. Sachse verpflichtet sich, seine gan-	Dr. Sachse shall devote his full work-

ze Arbeitszeit und Arbeitskraft der Ge-sellschaft zu widmen. Es ist ihm wäh- rend der Dauer dieses Vertrages nicht gestattet, eine bezahlte oder unbezahlte Tätigkeit auszuüben einschließlich ei- ner Teilzeitbeschäftigung, es sei denn, es liegt eine ausdrückliche vorherige schriftliche Zustimmung der Gesell-schafter vor. Die Erteilung oder Nich-terteilung einer solchen Zustimmung steht in dem freien Ermessen der Ge-sellschafter.

ing time and ability to the Company's business. Any other activity for or without remuneration including any part time work, is subject to the ex- plicit prior written consent of the shareholders. The shareholder(s) may refuse to grant such consent without giving reasons therefor.

Artikel 4 - Genehmigungsbedürftige Geschäfte		Article 4 - Transactions Subject to Consent

Für alle Geschäfte, die über die regulä- re Tätigkeit der Gesellschaft hinausge-hen, bedarf Dr. Sachse der vorherigen schriftlichen Zustimmung der Gesell-schafter. Näheres, insbesondere der Umfang der zustimmungspflichtigen Geschäfte, ergibt sich aus der Ge-schäftsordnung der Geschäftsführung.

Dr. Sachse shall obtain the prior writ-ten approval of the shareholder(s) to effect any transactions outside the usual scope of business. Details, par-ticularly with respect to such transac-tions that require consent of the Quotaholders´ meeting, are evident from the management guidelines.

Artikel 5 - Erfindungen		Article 5 - Inventions

5.1	Alle Rechte an Erfindungen, un-	5.1	All rights pertaining to inven-

abhängig von ihrer Patent- oder Gebrauchsmusterschutzfähigkeit, an technischen Verbesserungsvor-schlägen und an Computersoft-ware, die von Dr. Sachse während der Dauer dieses Vertrages ge-macht und entwickelt werden (ins-gesamt im Folgenden "Erfindun-gen" genannt) stehen ausschließ-lich der Gesellschaft zu, ohne dass eine zusätzliche Vergütung gezahlt wird. Dr. Sachse hat die Gesell-schaft oder eine von ihr benannte Person unverzüglich über Erfin-dungen in Kenntnis zu setzen und die Gesellschaft bei der Erlangung von Patentschutz oder sonstigen gewerblichen Schutzrechten auf Wunsch zu unterstützen.

tions, whether patentable or not, and to proposals for technical improvements made and to com-puter software developed by Dr. Sachse (hereinafter jointly called "Inventions") during the term of this Service Contract shall be deemed acquired by the Compa-ny without paying extra compen-sation therefor. Dr. Sachse shall inform the Company or a person designated by the Company of any Inventions immediately in writing and shall assist the Com-pany in acquiring patent or other industrial property rights, if the Company so desires.

5.2	Der vorstehende Absatz 5.1 gilt für alle Erfindungen, gleichgültig	5.2	Subsection 5.1 above shall apply to any Inventions no matter whether
	(a) ob sie im Zusammenhang mit einem Geschäftszweig der Gruppe stehen oder nicht,		(a) they are related to the busi-ness of the Group or not,
	(b) ob sie auf Erfahrungen der Gruppe beruhen oder nicht,		(b) they are based on experi- ence and Know-how of any

			member of the Group or not, or
	(c) ob sie aus der Dr. Sachse bei der Gruppe obliegenden Tä-tigkeit entstanden sind oder nicht, oder		(c) they are emanated from such duties of activities as are to be performed by Dr. Sachse within the Group, or
	(d) ob sie während der betriebs-üblichen Arbeitszeit oder au-ßerhalb der Arbeitszeit ge-macht worden sind.		(d) they are materialized during or outside normal business hours of the Group.
5.3	Die Rechte der Gesellschaft an den ihr gemäß diesem Dienstvertrag zustehenden Erfindungen werden durch Änderungen dieses Dienst-vertrages und seiner Beendigung nicht berührt.	5.3	The Company's right to Inven-tions acquired hereunder shall in no way be affected by any amendments to or the termina- tion of this Service Contract.
Artikel 6 - Vergütung		Article 6 - Remuneration
6.1	Grundgehalt: Dr. Sachse erhält ein Bruttojahresgehalt von EUR 200.000, 00 (zweihundert-tausend Euros) zahlbar in zwölf gleichen monatlichen Beträgen am Ende eines Monats. Das Bruttojah-resgehalt wird jährlich mit Wir-kung zum Beginn eines Kalender-jahres überprüft.	6.1
Base Salary: Dr. Sachse shall be paid a gross annual base salary in the amount of EUR 200,000.00 (two hundred thousand Euros) payable at the end of each month in 12 equal monthly instalments. The annual base salary is eligible for revision annually and any such revision shall be effective at the beginning of each calendar year.
6.2
Bonuszahlung: Dr. Sachse hat zu-sätzlich Anspruch auf einen jährli-chen Bonus, sofern die betriebs-wirtschaftlichen Ergebnisse der Gesellschaft einen solchen recht-fertigen und das Nominating, Governance and Compensation Committee (“Governance Com-mittee”) und/oder der Aufsichts- rat der AEZS Inc. diesen geneh-migt hat. Bei der Bemessung des Bonus wird neben dem wirtschaft-lichen Erfolg der Gesellschaft auch das Erreichen individueller Ziele, die jährlich durch das Governance Committee und / oder den Aufsichtsrat der AEZS Inc. gemeinsam mit dem Chief Execut-ive Officer der Gruppe festzulegen sind, berücksichtigt. Der Zielbonus berechnet sich in der Größenord-nung von 50 % des Grundgehalts und ist vollständig im Ermessen des Governance Committees und des Aufsichtsrats der AEZS Inc.
6.2
Cash Bonus: Dr. Sachse shall additionally be entitled to earn an annual bonus, if the economic re-sults of the company justify payment of such bonus and sub-ject to the determination and ap-proval of the Nominating, Gov-ernance and Compensation Committee (the “Governance Committee”) and/or the Board of Directors of AEZS Inc. The tar- get amount for any such bonus shall be 50% of the base salary. Bonus attainment will be as-sessed according to the overall operational and corporate per-formance of the Group as well as the achievement of individual objectives as set by the Govern-ance Committee and/or the Board of Directors of AEZS Inc. in conjunction with the Group’s Chief Executive Officer on an annual basis. The cash bonus is subject to the full discretion of the Governance Committee and the Board of Directors of AEZS

Inc.
6.3
Aktienoptionen: Abhängig von der Genehmigung durch den Auf-sichtsrat der AEZS Inc. und / oder des Governance Committees, er-hält Dr. Sachse für das Jahr 2014 150,000 Aktienoptionen, welche ihn berechtigen, Stammaktien der AEZS Inc. zu kaufen. Diese Akti-enoptionen unterliegen was ihre Verfallbarkeit, Ausübung, Preis und sämtliche sonstige anwendba-ren Regelungen angeht, dem Stock Option Plan der AEZS Inc. Ab-hängig von einer „blackout peri-od“, welche durch AEZS Inc. auf-erlegt wird und durch welche Insi-dern verboten würde, mit Wertpa-pieren der AEZS Inc. zu handeln, ist vorgesehen, dass diese 150,000 Aktienoptionen Herrn Dr. Sachse so bald wie möglich nach Ab-schluss dieses Dienstvertrages er-teilt werden, in jedem Fall jedoch innerhalb der ersten Quartals 2014. Nachfolgend dieser erstmaligen Gewährung von Aktienoptionen, ist Herr Dr. Sachse zukünftig be-
6.3
Stock Options: Subject to the approval of AEZS Inc.’s Board of Directors and/or its Govern-ance Committee, Dr. Sachse shall be eligible to receive in 2014 150,000 stock options to purchase common shares of the capital of AEZS Inc., subject to vesting, exercise, pricing and all other applicable terms of the Stock Option Plan of AEZS Inc. Subject to the foregoing and to the existence of any blackout pe-riod imposed by AEZS Inc. that would prevent the trading by in-siders in securities of AEZS Inc., it is intended that such 150,000 stock options would be granted to Dr. Sachse as soon as practi-cable following the execution of this Service Contract and, in any event, no later than the end of the first fiscal quarter of 2014.

Following the initial stock option grant as set forth in the preceding paragraph, Dr. Sachse shall be rechtigt, zusätzliche Aktienoptio-nen unter dem Stock Option Plan zu erhalten, jeweils im Ermessen des Aufsichtsrats der AEZS Inc. und / oder seiner Governance Committees, nachfolgend der Empfehlung des Chief Executive Officers der Gruppe.

eligible to receive additional stock option grants in the future under the Stock Option Plan at the discretion of AEZS Inc.’s Board of Directors and/or its Governance Committee acting upon the recommendation of the Group’s Chief Executive Officer.

6.4	Durch Zahlung der oben genann-ten Vergütung sind alle Tätigkei-ten von Dr. Sachse nach diesem Dienstvertrag abgegolten. Insbe-sondere hat Dr. Sachse keinen An-spruch auf Bezahlung von Über-stunden oder Wochenendarbeit.	6.4
By payment of the above men-tioned remuneration, all activities which Dr. Sachse has to perform under this Service Contract shall be compensated. In particular, Dr. Sachse shall not be entitled to any additional compensation of overtime work or work during weekends.

Artikel 7 - Nebenleistungen		Article 7 - Other Benefits
7.1	Reisekosten und sonstige notwen-digen Auslagen, die von Dr. Sach-se im Interesse der Gesellschaft aufgewendet werden, werden Dr. Sachse im Rahmen des in Deutschland steuerrechtlich Zuläs-sigen erstattet.	7.1
Travel expenses and other neces- sary expenses incurred by Dr. Sach- se in the furtherance of the Compa-ny's business shall be reimbursed according to the guidelines of the Company and within the framework of the principles applicable in Ger-many for tax purposes.

7.2	Die Gesellschaft wird Dr. Sachse einen Dienstwagen entsprechend der bei der Gesellschaft geltenden Richtlinie für geschäftliche und private Zwecke zur Verfügung stellen. Alle Steuern, die durch das Recht von Dr. Sachse zur Privat-nutzung des Dienstwagens ent-stehen, werden von Dr. Sachse ge-tragen. Alle sonstigen Kosten des Dienstwagens (Betriebs- und Un-terhaltungskosten) trägt die Ge-sellschaft. Im Fall einer Freistel-lung ist der Wagen zurückzuge-ben, ohne dass Dr. Sachse ein Zu-rückbehaltungsrecht oder Nut-zungsausfallansprüche hätte.	7.2
The Company shall provide Dr. Sachse with a company car ac-cording to the Company’s guide-line for business and private use. The value of the private use per month as determined by the German tax regulations for the particular type of car shall con-stitute additional compensation to Dr. Sachse which will be sub-ject to wage withholding tax. The costs of maintenance and use of the company car shall be borne by the Company. In case of a re-lease from work the Company may take back the car at any time. In this case, Dr. Sachse shall have no right of retention and no damage compensation claim.

7.3	Die Gesellschaft erstattet Dr. Sachse für die Dauer vom 01.01.2014 bis 30.06.2014 die Kosten seiner Unterkunft in Frank-furt.	7.3	For the period from January 01, 2014 to June 30, 2014, the Com-pany shall assume and directly pay for the cost of an apartment for Dr. Sachse in Frankfurt.

7.4
Für die betriebliche Altersversor-gung gilt die Betriebsvereinba-rung über die rückgedeckte Ver-sicherungskasse in ihrer jeweili-gen Fassung entsprechend. Ab 01.07.2014 erhält Dr. Sachse durch die Gesellschaft eine frei-willige arbeitgeberfinanzierte Al-tersversorgung nach Maßgabe der dazu bestehenden Vereinbarun-gen. Mit der Unterzeichnung die-ses Dienstvertrages wandelt er ab dem Juli 2014 einen Betrag in Höhe von 2 % seines versor-gungsfähigen Bruttoentgelts bis zur Beitragsbemessungsgrenze in der gesetzlichen Rentenversiche-rung für den Erwerb von Versor-gungsanwartschaften um. Durch seine freiwillige Entscheidung kann der Betrag von 2 % auf 3 % erhöht werden. Die Gesellschaft wendet den umgewandelten Be-trag der Unterstützungskasse zu, welche die arbeitgeberfinanzierte Altersversorgung durchführt.
7.4
For the Company’s pension scheme, the employer works council agreement regarding the pension fund in its respective version is applicable for Dr. Sachse. Starting July 01, 2014, Dr. Sachse will receive a volun-tary employer-financed retire-ment provision as stated in this agreement. Upon execution of this Service Agreement and start-ing in July 2014, Dr. Sachse shall convert 2% of his gross salary up to the maximum of the respective threshold in the annuity assur-ance in order to receive a right to future pension benefits. By way of voluntary decision this sum can be increased from 2% to 3%. The Company allocates this con-verted salary to the pension fund, which conducts the employer-financed retirement provision.

Artikel 8 - Arbeitsverhinderung		Article 8 - Inability to Perform Du-
			ties
8.1	Dr. Sachse ist verpflichtet, der Ge-sellschaft jede Arbeitsverhinde-rung und ihre voraussichtliche Dauer unverzüglich anzuzeigen. Auf Verlangen sind die Gründe der Arbeitsverhinderung mitzutei-len.	8.1
In case Dr. Sachse shall be unable to perform his duties under this Service Contract, he shall inform the Company of such absence and its prospective duration without delay. Upon request, he shall inform the Company of the specific reasons of such absence.

8.2	Im Falle unverschuldeter Arbeits-unfähigkeit durch Krankheit oder Unfall erhält Dr. Sachse bei Vor-lage entsprechender ärztlicher Be-scheinigungen für die Dauer von bis zu sechs (6) Wochen sein mo-natliches Brutto-Grundgehalt ge-mäß Artikel 6.1 dieses Vertrages weiter. Stirbt Dr. Sachse während der Dauer dieses Dienstvertrages, so erhalten seine unterhaltsberech-tigten Hinterbliebenen für einen Zeitraum von drei Monaten sein monatliches Brutto-Grundgehalt gemäß Artikel 6.1 dieses Vertra-ges.	8.2
In the event of incapacity to per-form the duties under this Ser- vice Contract due to illness or accident and without Dr. Sach- se´s fault, he shall be entitled to a continuation of his monthly gross base salary according to Article 6.1 of this Service Contract for a duration of up to six (6) weeks, provided the relevant doctor’s certificates are furnished. If Dr. Sachse dies during the term of this Service Contract, his de-pendents can claim to be paid his monthly gross base salary ac-cording to Article 6.1 of this Service Contract for a duration

			of three months.
Artikel 9 - Urlaub		Article 9 - Vacation
9.1	Dr. Sachse hat Anspruch auf einen Urlaub von 30 Arbeitstagen; Samstage werden dabei nicht mit-gerechnet.		9.1 Dr. Sachse shall be entitled to an annual vacation of 30 working days excluding Satur-days.
9.2	Der Zeitpunkt seines Urlaubes ist unter Berücksichtigung der be-trieblichen Notwendigkeiten und den persönlichen Wünschen von Dr. Sachse in Abstimmung mit den Gesellschaftern festzulegen, wobei die persönlichen Wünsche von Dr. Sachse sowie die Interes-sen der Gruppe zu berücksichtigen sind.	9.2	The time of vacation shall be determined in agreement with the shareholder(s), thereby taking in-to consideration the personal wishes of Dr. Sachse and the in-terests of the Group.
Artikel 10 - Verschwiegenheitspflicht		Article 10 - Confidentiality
10.1	Dr. Sachse verpflichtet sich, alle ihm anvertrauten oder sonst be-kanntgewordenen geschäftliche, betrieblichen oder technischen In-formationen, die sich auf die Ge-sellschaft oder andere Mitglieder der Gruppe beziehen und vertrau-lichen Charakter haben, Dritten	10.1
Dr. Sachse shall not disclose to any third party or use for person-al gain, any confidential tech- nical or other business infor-mation which has been entrusted to him, or which has otherwise become known to Dr. Sachse and which relates to the Company or nicht zu offenbaren und nicht für seine eigenen Zwecke zu verwen-den. Dies gilt insbesondere hin-sichtlich der Einzelheiten der Be-triebsorganisation, hinsichtlich der Beziehungen zu Kunden und Auf-traggebern und des technischen Know-How der Gruppe. Diese Verpflichtung gilt sowohl während der Dauer dieses Anstel-lungsverhältnisses als auch nach seiner Beendigung.

to any other members of the Group. In particular, no infor-mation may be disclosed con-cerning the organization of the business, the relation with cus-tomers and suppliers and the Group’s know-how. This obliga-tion shall not expire upon termi-nation of the Service Contract but shall continue to remain in force thereafter.

10.2	Geschäftliche Unterlagen aller Art, einschließlich der auf dienstliche Angelegenheiten und Tätigkeiten sich beziehenden persönlichen Aufzeichnungen, sind sorgfältig aufzubewahren und dürfen nur zu geschäftlichen Zwecken verwen-det werden. Das Anfertigen von Abschriften oder Auszügen sowie das Kopieren von Zeichnungen, Kostenberechnungen, Statistiken und ähnlichem und andere Ge-schäftsunterlagen ist nur für dienstliche Zwecke zulässig.	10.2
Business records of any kind, including private notes con-cerning the affairs and activities of the Group, shall be carefully kept and shall be used only for business purposes. No copies or extract or duplicates of drawings, calculations, statistics and the like nor of any other business records may be copied or ex-tracted for purposes other than for the Group’s business.

10.3	Bei Beendigung des Anstellungs-verhältnisses hat Dr. Sachse von	10.3	Upon termination of this Service Contract, Dr. Sachse shall return sich aus alle in seinem Besitz be-findlichen Geschäftsunterlagen, Mitteilungen oder Akten in schrift-licher oder elektronischer Form, sowie Abschriften und Kopien da-von herauszugeben. Darüber hin-aus wird Herr Dr. Sachse sämtli- che Arbeitsgeräte, welche ihm von der Gesellschaft zur Verfügung gestellt wurden, und in deren Ei-gentum stehen zurückgeben. Dies beinhaltet Computer, Computer-zubehör, Mobiltelefon und ähnli-ches Dr. Sachse steht kein Zu-rückbehaltungsrecht an Firmenei-gentum zu.

all business documents, commu-nications or records in written or electronic form as well as all copies thereof. In addition, Dr. Sachse shall return all business equipment provided to him and owned by the Company, includ-ing but not limited to his com-puter, computer adjunct equip-ment, cellular telephone and the like. Dr. Sachse shall have no right of retention of any Compa-ny property.

Artikel 11 Wettbewerbsverbot		Article 11 Non-compete
11.1	Dr. Sachse soll in keiner Weise in Wettbewerb mit der Gesellschaft oder der Gruppe treten. Er soll in keiner Funktion an einer Gesell-schaft teilhaben, welche direkt o-der indirekt im Wettbewerb zur Gesellschaft oder der Gruppe steht. Dies beinhaltet Gesellschaf-	11.1
Dr. Sachse shall not compete with the Company or the Group, di-rectly or indirectly. He shall not participate in any capacity what-soever in a business that would directly or indirectly compete with the Company or with any member of the Group, including ten, die mit der Entwicklung und Vermarktung von speziellen The-rapien in der Endokrinologie und Onkologie befasst sind, welche auch die Gesellschaft oder die Gruppe aktive entwickeln. Dies beinhaltet eine potentielle Tätig-keit als leitender Angestellter, Aufsichtsrat, Makler, Treuhänder, Vermögensverwalter, Gesellschaf-ter, Unternehmer, Franchisegeber, Franchisenehmer, Händler oder Berater, insofern eine solche Teil-habe nicht vollständig offengelegt und von der Gesellschaft und der Gruppe im Vorhinein schriftlich genehmigt wurde. Dr. Sachse wird darüber hinaus keine Anteile jed-weder Art an einer solchen Gesell-schaft haben, weder als Eigentü-mer, Aktionär, Partner, Partner mit beschränkter Haftung, Darlehens-geber oder stiller Teilhaber. Diese Wettbewerbsklausel ist wie folgt beschränkt:

one involved in the development and commercialization of the specific endocrine therapies and oncology treatments, which the Company or any member of the Group is actively developing, in-cluding, without limitation, as an executive, director, officer, em-ployer, principal, agent, fiduci-ary, administrator of another’s property, associate, independent contractor, franchisor, franchi-see, distributor or consultant un-less such participation is fully disclosed to and approved in writing in advance by the Com-pany or the Group. In addition, Dr. Sachse shall not have any in-terest whatsoever in such an en-terprise, including, without limi-tation, as owner, shareholder, partner, limited partner, lender or silent partner. This non-competition covenant is limited as follows:

(a)	Zeitlich auf die Dauer dieses Dienstvertrages sowie ein Jahr	(a) As to the time period, to the duration of this Agreement and for a pe-

(b)	nach Beendigung dieses Dienst-vertrages. Geographisch auf das Gebiet, in		riod of one (1) year fol-lowing the date of termi-nation of this Agreement:

welchem ein spezielles Produkt während der letzten zwei Jahre vor Beendigung dieses Dienstver-trages aktiv durch die Gesell- schaft oder die Gruppe vertrieben wurde. Die Gesellschaft und die Gruppe haben dann im Rahmen dieses Absatzes ein Produkt aktiv während der letzten zwei Jahre vor Beendigung dieses Dienstver-tages vertrieben, wenn:
(i) Vertriebsrechte für die-ses Produkt an einen Vertragshändler der Gesellschaft oder der Gruppe aufgrund eines (exklusiven oder nicht-exklusiven) Vertriebs-vertrages vergeben wurden
(ii) Die Gesellschaft oder die Gruppe eine Phase II Studie für dieses Produkt im jeweiligen Gebiet beendet hat o-

(b)

As to the geographical area, the territory in which a specific product had been actively ex-ploited by the Corpora-tion or any member of the Group during the two (2) years preceding the employment termination date. For purposes of this clause, the Corpora-tion and the Group are deemed to have actively exploited such territory for such product if, dur-ing the two (2) years im-mediately preceding the employment termination date:
(i)      Distribution rights for this product were granted to a distributor of the Corporation or

(c)
      der sich nach kommer-ziellen Partnern umge-sehen hat oder Patente für dieses Produkt und seinen Gebrauch an-gemeldet oder gesi- chert hat

(a)Inhaltlich auf die Tätigkeiten und Pflichten, welche identisch oder im wesentlichen gleich sind wie jene, die von Dr. Sachse während der 24 Monate vor Beendigung dieses Dienstvertrages ausgeführt wurden.

(c)
          any member of the Group pursuant to a distribution agreement (exclu-sive or non-exclusive); or if
(ii)      The Corporation or any member of the Group has completed Phase II clinical deve-lopment work for this product in this territory, or searched for commercial part-ners or applied to protect its intellec-tual property rights in relation to the product and its use.
As to the nature of the activities, to duties or ac-tivities which are identi-cal or substantially simi-lar to those performed or

			carried on by Dr. Sachse during the twenty-four (24) months preceding the termination of this Agreement.
11.2	Der vorstehenden Bedingungen sollen jedoch Dr. Sachse nicht da-ran hindern, Aktien oder andere Wertpapiere einer Gesellschaft zu kaufen oder zu besitzen, mit Aus-nahme der AEZS Inc., deren Wertpapiere öffentlich an einer anerkannten Börse gehandelt wer-den, insofern diese Wertpapiere, welche im Besitz von Dr. Sachse sind, nicht mehr als fünf Prozent (5%) der Stammaktien dieser Ge-sellschaft ausmachen und sie ihn nicht dazu ermächtigen, darüber Kontrolle auszuüben.	11.2
The foregoing stipulation shall nevertheless not prevent Dr. Sachse from buying or holding shares or other securities of a corporation or entity, other than AEZS Inc., whose securities are publicly traded on a recognized stock exchange where the securi-ties so held by Dr. Sachse do not represent more than five percent (5%) of the voting shares of such other corporation or entity and do not allow for its control.

11.3	Sollte Dr. Sachse nach Beendigung dieses Dienstvertrages aufgrund des nachvertraglichen Wettbe-werbsverbots keine Neubeschäfti-	11.3	Should Dr. Sachse, due to the post-termination non-compete clause not find a new employ-ment, the Company will continue gung finden, erhält er sein Grund-gehalt nach Artikel 6.1 weiter ge-zahlt. Mit Aufnahme einer neuen Beschäftigung, spätestens nach Ablauf der Wettbewerbsverbots-dauer von einem Jahr nach Been-digung dieses Dienstvertrages, ent-fällt diese Zahlung.

to pay him his base salary in ac-cordance with Article 6.1 above. Once he starts a new employ-ment, in any case once the non-compete period ends one year af-ter termination of this service agreement, these payments will cease.

Artikel 12 - Vertragsdauer und Kün-		Article 12 - Term of Employment
digung			and Notice
12.1	Dieser Dienstvertrag ist auf unbe-stimmte Dauer geschlossen. Das Anstellungsverhältnis endet jedoch spätestens mit Ablauf des Monats, in dem Dr. Sachse das gesetzliche Rentenalter in Deutschland er-reicht, ohne dass es einer Kündi-gung bedarf.	12.1
This Service Contract shall not have any fixed or minimum term. It shall, however, end without the need to give notice not later than the expiry of the month during which Dr. Sachse attains the minimum age of legal retirement in Germany.

12.2	Die Gesellschaft ist berechtigt, den
Dienstvertrag mit einer Frist von 6 Mo-naten zum Monatsende grundlos zu kün-digen. Im Falle einer Kündigung unter diesem Absatz 12.2 hat Dr. Sachse ledig-lich Anspruch auf die Grundvergütung für die Zeit der Kündigungsfrist.Darüber hinausgehende Ansprüche auf eine Bo-		12.2
The Company shall be entitled to terminate this Service Contract without cause by giving Dr. Sach-se 6 months’ prior notice effective to the end of any calendar month. In case of termination without cause under this Section 12.2, Dr. Sachse is only eligible to his base

	nuszahlung oder sonstige Zahlungen bestehen nicht.		salary for the duration of the ter-mination period. No exceeding claims to a cash bonus or others exist.
12.3	Im Falle der Kündigung des Dienstverhältnisses nach Art. 12.2 ist die Gesellschaft berechtigt, Dr. Sachse für die Restlaufzeit des Vertrages von seinen Dienstpflich-ten unter Fortzahlung seines Geh-altes zu entbinden. In diesem Falle kann die Gesellschaft Dr. Sachse das Recht einräumen, sich auch bereits während der Kündigungs-frist eine neue Beschäftigung zu suchen. Sollte er eine neue Be-schäftigung aufnehmen, entfällt ab diesem Zeitpunkt die Pflicht der Gesellschaft zur Zahlung des Ge-halts.	12.3
In case this Service Contract has been terminated according to Section 12.2, the Company is en-titled to relieve Dr. Sachse from work at any time. In this case, the Company shall continue to pay the salary to Dr. Sachse for a period of 6 months after the no-tice has become effective. In case the Company admits Dr. Sachse to start a new employment within the cancellation period the Com-pany shall be relieved from its obligation to pay said salary from the date of the new em-ployment.

12.4	Im Falle einer fristlosen Kündigung aus besonderem Grund durch die Gesellschaft erhält Dr. Sachse keine Zahlungen über den Kündigungs-zeitpunkt hinaus.	12.4
In case of termination of this Service Contract by the Compa-ny with cause, Dr. Sachse will not receive any payments after the date on which Dr. Sachse is first advised by the Company of such termination with cause.

12.5	Die Kündigung bedarf der Schrift-form, wobei Telefax und sonstige telekommunikative Übermitt- lungswege i.S. von § 127 Abs.2 BGB ausreichen.	12.5	Notice of termination must be given in writing; fax or any other telecommunication device within the meaning of Sec. 127 para. 2 German Civil Code will suffice.
Artikel 13- Weitere Bestimmungen		Article 13- Final Provisions
13.1	Änderungen oder Ergänzungen, dieses Vertrages bedürfen der Schriftform und müssen sowohl von der Gesellschaft als auch von Dr. Sachse unterzeichnet sein..	13.1	Any amendments of or additions to this Service Contract shall be made in writing signed by each of the Company and Dr. Sachse in order to be effective.
13.2	Dieser Dienstvertrag und seine Auslegung unterliegen deutschem Recht und deutschem Gerichts- stand am Sitz der Gesellschaft. Bei Auslegungszweifeln entscheidet die deutsche Fassung dieses zwei-sprachigen Vertragstextes.	13.2
This Service Contract and its interpretation are governed by German law. The place of juris-diction shall be the corporate seat of the Company. In cases of doubt, the German version of this bilingual Contract shall prevail.

13.3	Dieser Dienstvertrag enthält die gesamte Vereinbarung zwischen den Parteien. Bereits getroffene Vereinbarungen zwischen den Par-teien über ein Arbeits- oder Dienstverhältnis werden hiermit	13.3	This Service Contract represents the entire agreement and under-standing of the parties. This Ser-vice Contract supersedes and re-places all other previously issued contracts regarding the employ-

	aufgehoben. Über diesen Dienst-vertrag hinausgehende schriftliche oder mündliche Absprachen sind nicht getroffen worden.		ment between the parties. No written or verbal agreements out-side this Service Contract have been made.
13.4	Dieser Dienstvertrag ist seitens Dr Sachse nur mit vorheriger schrift-licher Zustimmung der Gesell- schaft teilweise oder vollständig übertragbar.	13.4	Dr. Sachse may only assign this Service Contract in whole or in part with the Company´s prior written consent.
13.5	Dr. Sachse erkennt hiermit an, dass die AEZS Inc. sowie jedes andere Mitglied der Gruppe durch diesen Dienstvertrag begünstigt sein sol- len und Ansprüche aus diesem Dienstvertrag direkt gegen Dr. Sachse durchsetzen können.	13.5
Dr. Sachse hereby agrees and acknowledges that AEZS Inc. and each other member of the Group shall be beneficiaries of this Ser-vice Contract and that they shall be entitled to enforce claims here-under directly against Dr. Sachse.